UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Summit Financial Group

(Name of Issuer)

Common

(Title of Class of Securities)

86606g

(CUSIP Number)

Teresa Ely,  Summit Financial Group  PO Box 179  Moorefield,  West Virginia  26836  Phone : 304-530-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 02, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Crites Patricia A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
227,240

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
69,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
254,540

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.43%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

Item 1 is amended to read as follows:
This Amendment No. 4 to Schedule 13D is being filed by Patricia A. Crites to amend the Schedule 13D filed on January 10, 2012, as previously amended by Amendment No. 1 to the Schedule 13D filed on February 7, 2012, Amendment No. 2 to the Schedule 13D filed on March 15, 2012, and Amendment No. 3 to the Schedule 13D filed on April 12, 2012 (together, the "Schedule 13D"), relating to the common stock, par value $2.50 per share, of Summit
Financial Group, Inc., a West Virginia corporation to reflect as of June 2, 2012, Mr. and Mrs. Crites were no longer deemed to have beneficial ownership of 250,000 shares of Common Stock as they did not exercise, in whole or in part, their right to convert their Series 2011 preferred Stock into shares of Common Stock.

The class of equity securities to which this Statement relates is the Common Stock, par value $ 2.50 per share (the “Shares” or the "Common Stock"), of Summit Financial Group, Inc. a West Virginia corporation (”Summit”), whose principal executive offices are at 300 North Main Street, Moorefield, WV 26836.

Item 2.	Identity and Background

(a)	No Change

(b)	No Change

(c)	No Change

(d)	No Change

(e)	No Change

(f)	No Change

Item 3.	Source and Amount of Funds or Other Consideration

No Change

Item 4.	Purpose of Transaction

Item 4 is amended to read as follows: On October 31, 2011 Mrs. and Mr. Crites purchased 2,000 shares of Summit Financial Group, Inc. 8% Non-Cumulative Convertible Preferred Stock, Series 2011. Under the terms of the Series 2011 Preferred Stock, Mrs. and Mr. Crites have the right to convert the Series 2011 Preferred Stock on any dividend payment date, at their option, into shares of Common Stock based on a conversion rate determined by dividing $500 by $4.00. The dividend payment dates are March 1, June 1, September 1 and December 1 of each year (each "Dividend Payment Date”). Accordingly, as of June 2, 2012, Mrs. and Mr. Crites were no longer deemed to have beneficial ownership of 250,000 shares of Common Stock..

(a)	No Change

(b)	No Change

(c)	No Change

(d)	No Change

(e)	No Change

(f)	No Change

(g)	No Change

(h)	No Change

(i)	No Change

(j)	No Change

Item 5.	Interest in Securities of the Issuer

(a)	Item 5(a) is amended to read as follows: Mrs. Crites beneficially owns an aggregate of 254,540 Shares or 3.43% of Summit Stock.

(b)
Item 5(b) is amended to read as follows:
Mrs. Crites has sole voting and dispositive power over none of the Shares. She shares voting and dispositive power over 69,000 of the Shares with her husband, John Crites, which are held in six subtrusts created for the benefit of the Crites grandchildren for which Mrs. and Mr. Crites act as co-trustees as described in Item 6 below. Mrs. Crites disclaims and does not report beneficial ownership over 321,576 Shares over which Mr. Crites exercises sole voting and dispositive power, which includes 27,300 individually owned shares and 182,325 shares owned by The Patricia A. Crites 2010 Grantor Retained Annuity Trust, for which he is trustee and 111,951 shares of common stock owned by the Patricia A. Crites 2012 Grantor Retained Annuity Trust.

(c)	No Change

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
Item 5(d) is amended to read as follows:
In his capacity as co-trustee of six of the eight subtrusts described in Item 6 below, Mr. Crites has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 69,000 Shares. The trustee of two of the subtrusts described in Item 6, below has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 158,240 of the Shares

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summit Financial Group

June 06, 2012	By:	/s/ Teresa D. Ely
Lmtd POA Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)